CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

21st September 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. REG-Catlin Group Limited Director Shareholding 20/09/2004

Yours faithfully,

Krupali Patel

dlw 9/27

REG-Catlin Group Limited Director Shareholding
Released: 20/09/2004

RNS Number:1109D
Catlin Group Limited
20 September 2004

Catlin Group Limited
20 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited......................................

2. Name of director

...Christopher Macdonald Stooke...............................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder.....................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

... Christopher Macdonald Stooke..............................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase..

7. Number of shares / amount of stock acquired

...13,859...

8. Percentage of issued class

... 0.01%...

9. Number of shares/amount of stock disposed.

....

10. Percentage of issued class

....

11. Class of security

...Common shares...

12. Price per share

...359.5 pence...

13. Date of transaction

...17 September 2004...

14. Date company informed

...17 September 2004 ....

15. Total holding following this notification

...13,859...

16. Total percentage holding of issued class following this notification

...0.01%...

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710..........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer.......................

Date of Notification

...20 September 2004...

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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